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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)



                        WestCoast Hospitality Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    95750P106
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)


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

CUSIP No. 95750P106

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Donald K. Barbieri
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      Not Applicable
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  5.    SOLE VOTING POWER

                        2,651,919
NUMBER OF         --------------------------------------------------------------
SHARES            6.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                960,379
EACH REPORTING    --------------------------------------------------------------
PERSON WITH       7.    SOLE DISPOSITIVE POWER

                        2,651,919
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        960,379
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,612,298
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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      27.8%
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      IN
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

CUSIP No. 95750P106

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Heather H. Barbieri
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      Not Applicable
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  5.    SOLE VOTING POWER

                        0
NUMBER OF         --------------------------------------------------------------
SHARES            6.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                960,379
EACH REPORTING    --------------------------------------------------------------
PERSON WITH       7.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        960,379
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      960,379
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      IN
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

CUSIP No. 95750P106

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      DKB and HHB Unity Trust (91-6365600)
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      Not Applicable
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington, U.S.A.
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                  5.    SOLE VOTING POWER

                        0
NUMBER OF         --------------------------------------------------------------
SHARES            6.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                960,379
EACH REPORTING    --------------------------------------------------------------
PERSON WITH       7.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        960,379
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      960,379
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      IN
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                                  SCHEDULE 13G
ITEM 1.
          (a)  Name of Issuer:  WestCoast Hospitality Corporation

          (b)  Address of Issuer's Principal Executive Offices:
               201 W. North River Drive, Spokane, WA 99201


ITEM 2.
               Name of Person Filing:
            ** (1) Donald K. Barbieri
               (2) Heather H. Barbieri
               (3) DKB and HHB Unity Trust

               ** Attached to this Schedule 13G as Exhibit 1 is a Joint Filing
                  Agreement between the persons

          (a) specified above that this Schedule 13G is being filed on behalf of each of them. Address of Principal Business Office or, if none, Residence: 201 W. North River Drive, Spokane, WA 99201 ***

          (b)  *** This address applies to all three persons filing.

          (c) Citizenship: (1) United States of America (2) United States of America (3) Washington, U.S.A.

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number: 95750P106


ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not Applicable


ITEM 4.   Ownership.

          Amount beneficially owned as of December 31, 2001:

          3,612,298 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Donald K. Barbieri, which includes 960,379 shares held by DKB and HHB Unity Trust, an irrevocable trust, of which Donald K. Barbieri and his spouse, Heather H. Barbieri, are co-trustees. Mr. Barbieri otherwise disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

          (a) 960,379 shares may be deemed beneficially owned by Heather H. Barbieri, as a co-trustee of the DKB and HHB Unity Trust. Ms. Barbieri otherwise disclaims beneficial ownership of these shares. 960,379 shares are beneficially owned by the DKB and HHB Unity Trust.
          (b) For more information regarding percent of class with respect to the above listed shares, see Item 11 of the Cover Pages.
          (c) For more information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.





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


ITEM 5. Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable



ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable



ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable



ITEM 8.   Identification and Classification of Members of the Group
          Not Applicable



ITEM 9.   Notice of Dissolution of Group
          Not Applicable



ITEM 10.  Certification
          Not Applicable

























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                                    SIGNATURE




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2002
                                                   /s/ Donald K. Barbieri
                                                   -----------------------------
                                                   Donald K. Barbieri

                                                   /s/ Heather H. Barbieri
                                                   -----------------------------
                                                   Heather H. Barbieri


                                                   DKB AND HHB UNITY TRUST


                                                   By: /s/ Donald K. Barbieri
                                                       -------------------------
                                                   Name:  Donald K. Barbieri
                                                   Title:  Trustee




Exhibit 1:  Joint Filing Agreement


























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                                                                       EXHIBIT 1
                                                                       ---------




                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of shares of Common Stock of WestCoast Hospitality Corporation, a Washington corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

February 7, 2002
                                                  /s/ Donald K. Barbieri
                                                  ------------------------------
                                                  Donald K. Barbieri

                                                  /s/ Heather H. Barbieri
                                                  ------------------------------
                                                  Heather H. Barbieri


                                                  DKB AND HHB UNITY TRUST


                                                  By: /s/ Donald K. Barbieri
                                                      --------------------------
                                                  Name:  Donald K. Barbieri
                                                  Title:  Trustee





















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